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                              February 17, 2022

       Scott Cox
       Chief Executive Officer
       VERDE BIO HOLDINGS, INC.
       5750 Genesis Court, Suite 220B
       Frisco, TX 75034

                                                        Re: VERDE BIO HOLDINGS,
INC.
                                                            Registration
Statement on Form S-1
                                                            Filed January 21,
2022
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 24,
2022
                                                            File No. 333-262273

       Dear Mr. Cox:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Summary of Risk Factors, page 8

   1. We note your disclosure here that your development will depend upon, among other factors, your
relationships with medical partners in the surgical industry. Such disclosure appears inconsistent
with your disclosure elsewhere throughout that the Company's present business
strategy is focused on oil and gas exploration and investment. Please revise or advise.
 Scott Cox
FirstName LastNameScott
VERDE BIO   HOLDINGS,Cox INC.
Comapany17,
February  NameVERDE
            2022        BIO HOLDINGS, INC.
February
Page  2 17, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
27

2. Revise to provide information that describes your results of operations and liquidity and capital resources for the six months ended October 30, 2021 as compared to the same period of the prior year. Your revised disclosure should include a discussion and analysis of the financial statements and other statistical data that enhances a reader's understanding of your financial condition, cash flows, and other changes in financial condition and results of operations. Refer to Item 303(c) of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 27

3. Revise to state the range of high and low bid information for any subsequent interim period for which financial statements are included. See Item 201 of Regulation S-K.
Description of Business
Oil and Natural Gas Data
Reserves Presentation, page 35

4. Revise your disclosure to clearly state that the reserves estimates as of April 30, 2021 were independently evaluated (or audited) by Mire Petroleum Consultants, if true. This comment also applies to the disclosure indicating that the reserves as of April 30, 2021 are based on reserve reports prepared by management on page 36 and to expanding the
         disclosure under    Experts    on page 60.
5. If Mire Petroleum Consultants prepared or conducted an audit of the reserves estimates as of April 30, 2021, file a copy of the reserves report and a consent from the third party engineer as exhibits to your Registration Statement on Form S-1. Refer to Item 1202(a)(8)
         of Regulation S-K, the disclosure requirements for the reserves report pursuant to Items
         1202(a)(8)(i) through (a)(8)(x) of Regulation S-K, and Item
(601)(b)(23) of Regulation S-
         K regarding consents, respectively.
Proved Reserves, page 35

6.       Revise the tabular presentation provided on page 36 to remove the line
item    Total
         Proved.    The figures in this line item appear to represent the
arithmetic summation of
         information relating to the individual estimates from the proved, probable and possible reserve categories. Refer to question 105.01 in the Compliance and Disclosure
         Interpretations (   C&DIs   ) regarding Oil and Gas Rules.
7. Revise your disclosure to reconcile the figures and related units of measurement applicable to the reserves presented throughout the Registration Statement on Form S-1.
         For example, the estimated net quantities of proved developed reserves as of April 30,
         2021 are disclosed as 29,590 MBbls of oil and 123,770 MMcf of natural gas in the third paragraph of the discussion on page 36; however, these same estimates appear to be
 Scott Cox
VERDE BIO HOLDINGS, INC.
February 17, 2022
Page 3
         disclosed in the tabular presentation on that page as 29.6 MBbls of
oil (   MBO   ) and 123.6
         Mcf of natural gas.
Security Ownership, page 50

8. Please revise to provide information as of a recent practicable date. See Item 403 of
         Regulation S-K.
Plan of Distribution - Selling Stockholders, page 52

9. Please briefly describe how your selling stockholders, other than GHS Investments, LLC, acquired their shares of common stock offered for resale.
Notes to the Consolidated Financial Statements
14. Reserve and Related Financial Data-Unaudited, page F-10

10. Revise the tabular disclosure of the proved developed and proved undeveloped reserves by individual product type at the beginning and at the end of the period and the changes therein to present the net quantities of such reserves, e.g. amounts attributable to your net revenue interests. Refer to the disclosure requirements under FASB ASC 932-235-50-4 and the individual change categories used in the reserves reconciliation under FASB ASC
         932-235-50-5(a) through 50-5(f) as illustrated in Example 1 of FASB ASC 932-235-55-2.
Exhibits

11. We note you are incorporated in the State of Nevada; however, your legality opinion opines as to the the Federal laws of the United States of America and the General
         Corporation Law of the State of Delaware. Please have counsel revise the legal opinion to opine as to the laws of the state in which you are incorporated.
12. We note that the exhibit index in your January 24, 2022 Amendment No. 1 indicates that your Amended and Restated Articles of Incorporation were previously filed; however, they do not appear to have been filed with your January 21, 2022 Form S-1. Please file a copy of your Amended and Restated Articles of Incorporation. Refer to Item
         601(b)(3)(i). Also, please file a complete copy of the Securities Purchase Agreement at
         Exhibit 10.1. In that regard, we note that certain attachments in the agreement appear omitted.
General
FirstName LastNameScott Cox
13. Your Summary of Risk Factors indicates, at page 8, that you qualify as an emerging
Comapany   NameVERDE
       growth            BIO HOLDINGS,
               company. Revise             INC.or please provide an analysis
explaining why
                               your disclosure
       you17,
February   are2022
               an emerging
                   Page 3 growth company.
FirstName LastName
 Scott Cox
FirstName LastNameScott
VERDE BIO   HOLDINGS,Cox INC.
Comapany17,
February  NameVERDE
            2022        BIO HOLDINGS, INC.
February
Page  4 17, 2022 Page 4
FirstName LastName
14. Please revise your beneficial ownership and selling shareholder tables, at pages 51 and 53, respectively, to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities named in the tables.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Wei Lu, Staff Accountant, at
(202) 551-3725 or Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at
(202) 551-3642 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      J. Martin Tate, Esq.